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Exhibit (b)(2)


[LETTERHEAD OF ROBERT A. STANGER & CO., INC.]




                              September 13, 1999



Special Committee of the Board of Directors
Imperial Credit Commercial Mortgage Investment Corp.
11601 Wilshire Boulevard, Suite 2080
Los Angeles, CA 90025

Gentlemen:

     The Special Committee of the Board of Directors (the "Special Committee") of Imperial Credit Commercial Mortgage Investment Corp. (the "Company") has advised us that the Company and ICCMIC Acquisition Corp. (the "Merger Sub"), a wholly owned subsidiary of Imperial Credit Industries, Inc. ("Imperial Credit") have entered into a merger agreement (the "Merger Agreement") pursuant to which the Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the "Merger"). We have also been advised that Imperial Credit Commercial Asset Management Corporation (the "Management Company"), a subsidiary of Imperial Credit, manages the assets of and provides administrative services to the Company pursuant to a management agreement (the "Management Agreement") and that such Management Agreement will be terminated pursuant to the Merger Agreement. We have been advised that the Merger Agreement contemplates that the Company and Imperial Credit will obtain an independent appraisal of the value of the termination fee, if any, that would be payable to the Management Company pursuant to Section 15 of the Management Agreement if the Management Agreement was not renewed and terminated on October 22, 1999 (the "Management Agreement Amount").

     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") perform an appraisal of the estimated value of the Management Agreement Amount based upon Stanger's independent review of the Management Agreement and Merger Agreement and such other matters as Stanger deems appropriate. This report and the accompanying exhibits hereto (the "Report") is prepared in connection with that agreement dated as of August 13, 1999 between the Company and Stanger.

                  Background on Robert A. Stanger & Co., Inc.



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     Stanger, founded in 1978, has provided investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms and insurance companies and over seventy companies engaged in the management and operation of real estate and real estate related assets. The investment banking activities of Stanger include financial advisory services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, and reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger's valuation practice involves the valuation of real estate mortgages secured by real estate, real estate management companies and related management contracts and other real estate related assets.

                      Identification of Asset to be Valued

     The asset to be valued in connection with this Report is the termination fee, if any, that would be payable to the Management Company pursuant to Section 15 of the Management Agreement if the Management Agreement was not renewed by the Company and terminated on October 22,1999, which is herein referred to as the Management Agreement Amount. The Management Agreement is dated as of October 22, 1997.

                               Purpose of Report

     The purpose of this Report is to estimate the value of the Management Agreement Amount based upon market conditions as of September 13, 1999.

                               Function of Report

     The function of the Report is to provide an estimate of the value of the Management Agreement Amount solely for the use of the Special Committee. Stanger understands that this Report will be utilized as one of the two initial appraisal reports to be obtained in connection with the determination of the Management Agreement Amount pursuant to Section 15 of the Management Agreement.

                               Date of Valuation

     The date of the valuation pursuant to this Report is September 13, 1999.

                                Value Definition

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     Value, as used in this Report, is defined as the most probable price, as of the date specified herein, in cash, in terms equivalent to cash, or in other precisely revealed terms, for which the specified rights should sell after reasonable exposure in a competitive market under all conditions requisite to a fair sale, with the buyer and seller each acting prudently, knowledgeably and for self-interest, and assuming that neither party is under undue duress.

                       Valuation Methodology and Analysis

     In connection with our analysis in support of the conclusion set forth herein, we have reviewed, among other things: (i) the Management Agreement; (ii) the prospectus for the initial public offering of common shares of the Company;
(iii) Policies and Guidelines of the Company as set by the Board of Directors;
(iv) quarterly and annual financial statements for the Company for 1998 and 1999, as available; (v) a summary of fees paid to the Management Company during 1998 and the first six months of 1999; (vi) management agreements for comparable real estate investment trusts investing in mortgages ("Mortgage REITs"); (vii) fees charged by comparable Mortgage REITs; (viii) the financial performance of comparable Mortgage REITs; (ix) actual operating performance of the Management Company for the year ended December 31, 1998 and the six months ended June 30, 1999 as reported by the Management Company; (x) annualized 1999 and budgeted 2000 operating performance of the Management Company, as estimated by the Management Company; (xi) offers for the Management Company received during the past two years; (xii) the Merger Agreement; ( xiii) a memorandum prepared by legal counsel to the Special Committee; (xiv) the financial terms of comparable transactions involving similar companies; and (xv) certain other data provided by the Company and the Special Committee. In addition, we have interviewed certain representatives of the Special Committee, its legal and financial advisor; representatives of the Management Company and Imperial Credit; a representative of legal counsel to the Company; and a representative of Friedman, Billings, Ramsey & Co., Inc., the dealer manager for the initial public offering for the Company.

     In arriving at a value estimate for the Management Agreement Amount, we considered, among others, three valuation analyses. A summary of the valuation analyses considered is as follows.

Cost Analysis

     We considered the utilization of a Cost Analysis to value the Management Agreement Amount. Cost Analysis is premised upon the assumption that no prudent buyer would pay more for a property than the cost required to develop or create such property. In our view, Cost Analysis is not an appropriate method of analysis with respect to the Management Agreement Amount for the following reasons, among others: (i) specific costs are not easily ascribable to the development of a contract right such as the Management Agreement Amount; (ii) Cost Analysis is not a commonly used criteria by buyers of management companies or management contract rights; and (iii) cost

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analysis is generally considered the least reliable indicator of value. For the reasons set forth above, among others, a Cost Analysis was not prepared in connection with the valuation of the Management Agreement Amount.

Discounted Cash Flow Analysis

     We considered the utilization of a Discounted Cash Flow Analysis to value the Management Agreement Amount. Discounted Cash Flow Analysis is premised upon the assumption that no prudent investor would pay more than the present value, at a target rate of return, of the estimated cash flow to be derived from an investment. Discounted Cash Flow Analysis requires the development of proforma statements of cash flow over a multi-year period of operations, numerous assumptions regarding the revenues to be derived from assets under management, and expenses associated with the management of such assets and the estimation of the value of such cash flow at the end of the projection period (the "Reversion Value"). In addition, a Discounted Cash Flow Analysis requires the development of an appropriate discount rate which reflects the risks associated with the related income stream. Discounted Cash Flow Analysis is most commonly used in circumstances where a current level of cash flow is not indicative of prospective levels of cash flow, such as a contractual change in management or other fees which raises or lowers the fees and corresponding cash flow. In our view, the Discounted Cash Flow Analysis is not an appropriate method of analysis for the value of the Management Agreement Amount for the following reasons, among others: (i) numerous assumptions are required regarding future events relating to the assets under management and the fees derived therefrom which would produce a wide range of cash flows which, in turn I would require a wide range of Residual Value estimates upon the termination of the projection period and a wide range of discount rates to be applied to such income streams in order to estimate value; (ii) comparable transaction data with respect to discount rates and Reversion Value parameters is not generally available and therefore renders the Discounted Cash Flow Analysis inherently less reliable in this situation; and (iii) Discounted Cash Flow Analysis is not a primary valuation technique used by buyers of management companies or management agreements. For the reasons set forth above, among others, a Discounted Cash Flow Analysis was not prepared in connection with the valuation of the Management Agreement Amount.

Capitalization of Earnings Analysis

     We considered the utilization of a Capitalization of Earnings Analysis to value the Management Agreement Amount. Capitalization of Earnings Analysis requires the development of an estimate of earnings before interest, taxes, depreciation and amortization ("EBITDA") and the capitalization of such earnings based upon an earnings multiple (the "EBITDA Multiple") derived from comparable transactions. In our view, the Capitalization of Earnings Analysis is an appropriate method of analysis for the Management Agreement Amount for the following reasons, among others: (i) EBITDA, as adjusted for normalized operations, is readily determinable from the information available with respect to the Management Agreement Amount; (ii) sufficient data from

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comparable transactions is available to derive an appropriate EBITDA Multiple;
and (iii) Capitalization of Earnings Analysis is a commonly used valuation technique in determining the value of a management company and related contract rights by buyers and sellers of such companies and rights. For the reasons set forth above, among others, a Capitalization of Earnings Analysis was prepared in connection with the Valuation of the Management Agreement Amount.

                               Valuation Analysis

     Utilizing the Capitalization of Earnings Analysis, we first established a normalized level of EBITDA based upon a review of the historical results of the Management Company. We noted that, for the year ended December 31, 1998, the Management Company reported EBITDA of $3,350,000 during a period of substantial investment activity by the Company. We further noted that the Management Company reported EBITDA of S 1,995,000 for the six months ended June 30, 1999 and the Management Company has estimated full year 1999 EBITDA of $4,407,000.
In addition, the Management Company estimated EBITDA for the year ending 2000 at $11,113,000 based upon substantial growth from fees associated with a substantial increase in assets of the Company (from approximately $700 million to more than $1.4 billion of average invested assets).

     In our view, it is appropriate to establish a base level of EBITDA based upon the current level of assets under management. The Management Agreement provides for termination, which in our view, precludes consideration of growth in Company assets under the management of the Management Company. Furthermore, the Merger Agreement appears to limit transactions other than in the ordinary course of business thereby minimizing, at this time, opportunities to reduce assets under management. As such, we have estimated the stabilized management fee based upon invested assets as of June 30, 1999. As of June 30, l999, we have estimated average invested assets at $717.2 million and the related management fee of 1% at $7,172,000.

     With respect to operating expenses, we have observed that actual Management Company operating expenses were reported at $2,990,000 for 1998 and $1,768,000 for the six months ended June 30, 1999. The Management Company has estimated operating expenses for the full year 1999 at $3,080,000 and for the year 2000 at $3,530,000, predicated on increases in assets under management. We also note that expenses of the Management Company are broadly chargeable to Company in accordance with Section 9 of the Management Agreement and that the prospectus for the initial public offering (the "IPO Prospectus") indicates that compensation to officers and employees of the Company shall not be paid by the Company. Although the Management Agreement appears to clearly indicate that expenses of the Management Company incurred on behalf of the Company are chargeable to the Company, it is not clear from the IPO prospectus and other information we reviewed, that general and administrative expenses such as rent are chargeable to the Company. We have been advised that expenses such as rent have been charged to and paid by the Company. Based upon our review of the matters set forth above with respect to expenses of the Management Company and our experience in the evaluation of management companies, we have

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calculated a stabilized level of operating expenses equal to 50% of revenues or
$3,586,000.

     Based upon our estimate of the management fee at $7,172,000 and our estimate of operating expenses of $3,586,000 we have estimated the stabilized level of EBITDA for the Management Company derived from the Management Agreement at $3,586,000.

     In order to establish an appropriate EBITDA Multiple we considered two primary sources or comparable data. First we considered EBITDA multiples for public companies in the real estate services business such as Jones Lang LaSalle, Trammel Crow, CB Richard Ellis and Grubb & Ellis. However, we concluded that such companies (i) generally were much larger than the value ascribable to the Management Agreement Amount; (ii) generally had more diverse sources of revenue; and (iii) possessed few attributes which could be deemed comparable to the Management Company's cash flow from the Management Agreement. Second, we considered selected transactions involving the acquisition. of private management companies in connection with consolidation transactions involving assets managed by such management companies. We observed that such transactions: (i) involved the valuation of management agreements which are terminable; (ii) involved, generally, management agreements which cover the management of assets owned by a limited number of ownership interests; and (iii) involved transactions wherein investor approval was sought or will be sought and obtained and wherein subsequent trading of the security resulting from the transaction confirmed the reasonableness of the overall value utilized in connection with such valuation. For the aforementioned reasons, we concluded that the EBITDA Multiple data derived from private management company transactions provides a reasonable and supportable range of data from which to derive an appropriate EBITDA Multiple.

     Our review of private management company transactions indicates that EBITDA Multiples have ranged from 5.0 to 11.4 during the past five years and such range has narrowed during the last three years to 5.0 to 8.76 with an average of 7.0. We attribute the narrowing of this range primarily to a general lowering of expectations with respect to management companies and the real estate related assets managed by them. We believe that the appropriate EBITDA Multiple for the Management Agreement Amount should be at the low end of the range for several factors, among others, as follows: (i) the Management Agreement, like others in this industry, is terminable; (ii) growth expectations for the Management Company, the Company and the Mortgage REIT industry are low as the financial performance of such industry has been negative during the past two years; (iii) the Management Company does not directly or indirectly control the Company as a controlling stockholder or as a general partner of a partnership; (iv) the language contained in Section 15 of the Management Agreement regarding the determination of the termination fee is vague; (v) the level of expense reimbursements to be received by the Management Company pursuant to the Management Agreement is unclear; and (vi) the Board of Directors of the Company has the authority to revise the Policies and Guidelines of the Company and reduce the level of assets under management, in the absence of the Merger Agreement. Based upon our review of the above factors, among others, we believe that an appropriate EBITDA Multiple for the determination of the

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Management Agreement Amount would be in the range of 4.5 to 5.5 and we have concluded an EBITDA Multiple of 5.0. We note that this multiple is at the low end of the overall range due to the aforementioned factors.

     Our value conclusion therefore, is based upon our estimate of EBITDA associated with the Management Agreement of $3,586,000 and an EBITDA Multiple of
5.0 resulting in a value of $17,930,000 which we have rounded to $18,000,000.
We note further that this concluded value for the Management Agreement Amount represents a revenue multiple of 2.5. We note that comparable Mortgage REIT's provide for termination fees indicating an implied revenue multiple range of 1.0 to an indeterminate amount for those transactions which provide for a termination fee assuming continuous renewal of the Management Agreement. In our view, those transactions providing for a termination fee based upon continuous renewal would not likely be valued at an EBITDA multiple exceeding the high-end of the EBITDA multiple range described above of 8.76, adjusted to reflect general declines in industry outlook of 20% to 30% resulting in an adjusted high-end EBITDA Multiple range of 6.1 to 7.0 and, assuming a 50% expense ratio, an adjusted revenue multiple of 3.0 to 3.5. We note that the derived revenue multiple for the Management Agreement Amount of 2.5 falls within the range of
1.0 and 3.5 established by our review of comparable Mortgage REIT management agreements.

                          Assumptions and Limitations

     In preparing and rendering this Report, we have relied, without independent verification, on the completeness and accuracy, in all material respects, of all financial and other information furnished or otherwise communicated to us by the Company, the Management Company and or their respective agents, advisors or representatives. With respect to information provided to us by the Company, the Management Company and or their respective agents, advisors, and representatives, we have assumed that: (i) data provided to us was accurate and complete in all material respects; (ii) all budgets and projections provided to us were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgements; (iii) no material changes have occurred in the information reviewed between the date the information was provided to us and the date of this Report, and (iv) the Company, the Management Company and or their respective agents, advisors and representatives are not aware of any information of facts that would cause the information supplied to us to be incomplete or misleading in a material respect.

     In preparing and rendering this Report we have advised the Company and the Special Committee that we are not attorneys. We have advised the Company and the Special Committee, that in determining the Management Agreement Amount and preparing this Report, we have made certain assumptions regarding the interpretation of certain terms of the Management Agreement and other agreements. The Company and the Special Committee have authorized Stanger to make such assumptions and the Company and the Special Committee have been advised that such assumptions

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made by Stanger may have affected the Management Agreement Amount conclusion reached by Stanger in this Report. Stanger has been authorized by the Company and the Special Committee to provided this estimate of value based on such assumptions.

     Among the assumptions made by Stanger in reaching the value conclusions herein are the following: (i) no action or inaction on the part of the Company or the Management Company have occurred or will occur in the near future which would enable the Company to terminate the Management Agreement for cause and without the payment of a termination fee; (ii) the Management Agreement does not require that the termination fee payable pursuant to Section 15 of the Management Agreement to be determined on the basis of an assumed liquidation of the assets of the Company and an immediate payment of liquidation proceeds to the shareholders of the Company; (iii) the Company or the Board of Directors does not have the authority to unilaterally change the terms of the Management Agreement to reduce the charges thereunder without the consent of the Management Company and the Management Company has not agreed and does not intend to agree to a reduction in fees payable pursuant to the Management Agreement; (iv) all fees paid by the Company to the Management Company are proper and consistent with the terms of the Management Agreement; (v) the Company or its Board of Directors has not altered the Policies and Guidelines of the Company and has not adopted a plan of liquidation; (vi) the Company and the Management Company at all relevant times desired to pay, upon termination of the Management Agreement, a termination fee based upon the assets then under management using reasonable valuation parameters and techniques determined by independent parties and without regard to the actual financial performances of the Company prior to the time of such termination; and (vii) neither the Management Agreement, Merger Agreement or any other agreement, whether written, oral or otherwise serves to define, limit or otherwise determine the amount of the Management Agreement Amount, other than Section 15 of the Management Agreement and Section 1.8 of the Merger Agreement.

     We hereby advise the Company and the Special Committee that we have not been requested to and therefore do not: (i) render any opinion as to the fairness, from a financial point of view, or reasonableness of the terms of, the Management Agreement (including without limitation Section 15 thereof) and the Merger Agreement (including without limitation Section 1.8 thereof); (ii) make any recommendation to the Special Committee, the Board of Directors of the Company, the Company or its shareholders with respect to (a) whether to approve or reject the Merger; (b) alternatives to the Merger; (c) the tax consequences of the Merger; or (d) any other aspect of the Management Agreement or the Merger Agreement other than our estimate of the value of the Management Agreement Amount.

     Certain information requested by this firm was not provided in connection with this assignment including information relating to the valuation of the termination fee and the report of experts representing the Management Company. We were not provided with access to such information and we were not permitted to review our preliminary findings or conclusions with

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representatives of the experts representing the Management Company nor were such experts preliminary findings or conclusions communicated to us. Such information, if made available to us, could affect the conclusions reached herein.

     This Report is a summary report and does not purport to be a complete description of the analyses performed or the matters considered in reaching the conclusion herein. The analyses and summary set forth herein must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the determination of the Management Agreement Amount. In rendering this Report, judgment was applied to a variety of complex analyses and assumptions. The assumptions made and the judgements applied in rendering the conclusion herein may not be readily susceptible to partial analysis in summary description. The fact that a specific analysis is referred to herein is not meant to indicate that such analysis was given greater weight than any other analysis.

                                Value Conclusion

     This estimate of the value of the Management Agreement Amount is based upon the economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. Our review was undertaken solely for the purpose of providing an opinion of value and we make no representation as to the adequacy of such review for any other purpose.

     This Report is only an estimate of the value of the Management Agreement Amount as of September 13, 1999 and should not be relied upon as being the equivalent of the price that would necessarily be received in the event of a sale or other disposition of the Management Agreement or the Management Company. Changes in corporate financing rates or changes in real estate markets may result in higher or lower values of the Management Agreement Amount. The use of other valuation methodologies might produce a higher or lower value. Our opinion is subject to the assumptions and limiting conditions set forth herein. We have used methods and assumptions deemed appropriate in our professional judgment; however, future events may demonstrate that the assumptions were incorrect or that other, different methods or assumptions may have been more appropriate.

     Based upon the review described in this Report and the assumptions and limiting conditions stated herein, it is our opinion that the value of the Management Agreement Amount as of September 13, 1999 is:

                            EIGHTEEN MILLION DOLLARS
                            ========================

                                  $18,000,000
                                  ===========

     This report is respectfully submitted to the Special Committee of the Board of Directors of

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Imperial Credit Commercial Mortgage Investment Corp.

                                             Sincerely,



                                             /s/ Robert A. Stanger & Co., Inc.
                                             Robert A. Stanger & Co., Inc.
                                             Shrewsbury, New Jersey
                                             September 13, 1999

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